February 10, 2005


Mail Stop 0306



Donald Rabinovitch, President
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York  10523


Via U S Mail and FAX [(914) 592-6148]

Re:	AFP Imaging Corporation
	Form 10-K for the fiscal year ended June 30, 2004
	Form 10-Q for the fiscal quarter ended September 30, 2004
	File No.  0-10832

Dear  Mr. Rabinovitch:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Donald Rabinovitch, President
AFP Imaging Corporation
February 10, 2005
Page 2

Form 10-K for fiscal year ended June 30, 2004

Management`s Discussion and Analysis

Critical Accounting Policies and Estimates

1. Tell us why you have not presented critical accounting policy disclosure in MD&A. Refer to FR-60 and FR-72 for further guidance on these disclosures and advise. We may have further comment about this disclosure upon review of your response.

Capital Resources and Liquidity - Page 13

2. We note the brief reference to operating cash flows. Pursuant to
FR-72, MD&A release, we normally believe that Registrant`s should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.

Quantitative and Qualitative Disclosures about Market Risk - Page
16

3. We read in Note 4 that the interest rate for some of your debt is based on the prime rate and for other debt based on LIBOR. Please explain to us why you believe Item 305 of Regulation S-K does not apply to your company. Please note that our publication "Questions and Answers About the New Market Risk
Disclosure Rules " contains guidance on materiality as applicable to this disclosure.

Financial Statements

Note 1, Nature of Business and Significant Accounting Policies

-- Inventories - Page F-7

4. We have read in Note 5 to the interim financial statements for October 2004 the expanded disclosures for inventories explaining your policy for the standard cost

Mr. Donald Rabinovitch, President
AFP Imaging Corporation
February 10, 2005
Page 3

system. Please also present these clarified disclosures in your annual financial statements in future filings.

5. Tell us the amounts of inventory impairment charges in each of the past three fiscal years; and tell us how you identify and account for inventory impairment. Pursuant to SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost. Your response should clarify how your practices conform to the requirements of the SAB.

-- Adoption of FAS 142 - Page F-10

6. Pursuant to FAS 142, transitional goodwill impairment is identified and measured in a two-step process. Your disclosure that the fair value of your reporting unit was less than its carrying amount is only the first step in the transitional analysis. Please expand future filings to also disclose how you applied the second step. You should also respond supplementally and show us that your method complied with the requirements of the Standard.

Note 2, Inventories - Page F-11

7. Tell us why you should not disaggregate the item "work-in-process and finished goods" to separately present work-in-progress inventory from finished goods inventory. Refer to Rule 5-02.6 to Regulation S-
X.

Note 7, Income Taxes - Page F-14

8. Unless insignificant, please also make disclosure about any carry forwards for state tax operating losses. Any significant tax credit carry-forwards should also be disclosed.

9. Expand future filings to disclose in more detail the nature and reasons for the item "Adjustment to income tax liability accounts."
Also respond supplementally and explain why the adjustment, including its timing, is appropriate.

10. We see that deferred income taxes for depreciation and amortization total nearly one million dollars. That amount is unusually material to the historical cost and the net carrying amount of long-lived assets reported on your balance sheet. In a supplemental response clarify for us how the depreciation and amortization difference produced such a significant deferred tax asset.

Mr. Donald Rabinovitch, President
AFP Imaging Corporation
February 10, 2005
Page 4

Note 9, Commitments and Contingencies - Page F-16

11. We read that you recorded an accrual for an environmental claim net of an amount expected from your insurer. Pursuant to paragraph
140 to SOP 96-1, the amount of an environmental remediation liability should be determined independently from any potential claim for recovery. The amount of any potential recovery should be recognized only when realization of the claim for recovery is deemed probable.
Confirm to us that any insurance recovery considered in the accrual is probable of receipt and, if true, make that explicit disclosure in future filings.

Note 10, Segment Information - Page F-17

12. Tell us why you should not make product line disclosure as set forth in paragraph 37 to FAS 131.



*  *  *  *  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Donald Rabinovitch, President
AFP Imaging Corporation
February 10, 2005
Page 5

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-2862, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 942-1791.



      Sincerely,


      Gary R. Todd
								Reviewing Accountant

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